Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In Thousands, except for per share data)

	Three months ended June 30, 2014	Six months ended June 30, 2014
Income available to common stockholders	$2,426	$4,468

Weighted average common shares outstanding	8,353	8,346

Basic earnings per share	$0.29	$0.54

Income for diluted earnings per share	$2,426	$4,468

Total weighted average common shares and equivalents outstanding for diluted computation (1)	8,401	8,396

Diluted earnings per share	$0.29	$0.53

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(1) All related to outstanding stock options.